Exhibit 99.62

Update on the Ying Silver-Lead-Zinc and HPG Gold-Silver-Lead Projects, Henan Province, China Silvercorp Metals Inc.	August 16, 2007

CONSENT OF AUTHORS

TO:

Toronto Stock Exchange

Ontario Securities Commission

British Columbia Securities Commission

Alberta Securities Commission Saskatchewan Securities Commission Manitoba Securities Commission

New Brunswick Securities Commission

Nova Scotia Securities Commission

We, Chris Broili, C.P. Geo & L.P. Geo., of 2104 Graf Road, Centralia, Washington, U.S.A. and Mel Klohn, L.P. Geo., of 11309 E. 48th Ave., Spokane Valley, Washington, U.S.A do hereby consent to the filing, with the regulatory authorities referred to above, of the technical report titled "Technical Report — Update on the the Ying Silver-Lead-Zinc and HPG Gold-Silver-Lead Projects, Henan Province, People's Republic of China" prepared for Silvercorp Metal Inc. and dated August 16, 2007, (the "Technical Report") and to the written disclosure of the Technical Report and of extracts from or a summary of the Technical Report in the written disclosure in the Annual Information Form of Silvercorp Metals Inc. being filed.

Dated this 16th day of August, 2007 "Chris Broili "

Chris Broili, C.P. Geo. & L.P. Geo.

"Mel Klohni"

Mel Klohn, L.P. Geo.

BK Exploration Associates	68